UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 3, 2024

Digital World Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40779	85-4293042
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3109 Grand Ave, #450

Miami, FL 33133

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (305) 735-1517

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A common stock, and one-half of one Redeemable Warrant	DWACU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	DWAC	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	DWACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

The following information relates to and supplements the definitive proxy statement (the “Proxy Statement”) of Digital World Acquisition Corp. (the “Company”) including the notice of meeting, furnished to stockholders of the Company in connection with the special meeting of stockholders (the “Special Meeting”) to be held on March 22, 2024 10:00 a.m. Eastern Time, which was filed with the Securities and Exchange Commission (the “SEC”) as part of a joint Prospectus and Proxy Statement on February 16, 2024 and supplemented on each of February 20, 2024, February 23, 2024, and March 1, 2024. Capitalized terms used but not defined herein have the meanings ascribed thereto in the Proxy Statement.

Item 8.01 Other Events.

The sole purpose of this supplement to the Proxy Statement is to clarify the vote required to approve the Charter Amendment Proposals (Proposal 2 through 6) and to provide additional notice regarding the updated form of Second Amended and Restated Certificate of Incorporation being submitted for stockholder approval at the Special Meeting that was described in the supplement to the Proxy Statement filed March 1, 2024. Except as specifically supplemented by the information contained in this supplement, all information set forth in the Proxy Statement (as previously supplemented) continues to apply, is incorporated by reference herein, and should be considered in voting your shares.

Stockholders who choose to participate in the Special Meeting can vote their shares electronically during the meeting via live audio webcast by visiting www.virtualshareholdermeeting.com/DWAC2024SM. You will need the control number that is printed on your proxy card to enter the Special Meeting.

Required Vote for and Treatment of Failures to Vote, Abstentions and Broker Non-Votes on the Charter Amendment Proposals

The description of the stockholder vote required to approve the Charter Amendment Proposals on pages 5, 19, 20, 48, 160, 161 and 214 shall read as follows:

Other than Proposal 5, the approval of the Charter Amendment Proposals requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of the holders, as of the Record Date (which is February 14, 2024), of a majority of the then issued and outstanding shares of Class A common stock and Class B common stock, voting together as a single class. The approval of Proposal 5 requires the affirmative vote of a majority of the votes cast affirmatively or negatively by the holders, as of the Record Date, of (i) the then issued and outstanding shares of Class A common stock and Class B common stock, voting together as a single class, and (ii) the then issued and outstanding shares of Class A common stock, voting as a separate class. Failure to obtain either such vote will result in the failure to approve Proposal 5.

The description of the treatment of failures to vote, abstentions and broker non-votes on the Charter Amendment Proposals on pages 19, 28, 48, 161, 162 and 214 shall read as follows:

Other than Proposal 5, failures to vote by proxy or to vote in person at the Special Meeting, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the Charter Amendment Proposals. With respect to Proposal 5, assuming a quorum is present, failures to vote at the Special Meeting in person or by proxy, abstentions and broker non-votes (if any) will have no effect on the outcome of the vote on such proposal. Accordingly, if you prefer that such Proposal 5 not be approved, you should cast your vote “AGAINST” such proposal.

Form of Second Amended and Restated Certificate of Incorporation

On February 29, 2024, the Board of Directors approved, adopted and declared advisable an updated form of Second Amended and Restated Certificate of Incorporation to be attached as Annex B to the Proxy Statement and submitted for stockholder approval at the Special Meeting. On March 1, 2024, the Company filed a (i) post-effective amendment to its registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which Registration Statement was declared effective as of February 14, 2024, which included an update to Exhibit 3.5 corresponding to an updated form of Second Amended and Restated Certificate of Incorporation of the Company, and (ii) a supplement to the Proxy Statement disclosing the updated Annex B, which set forth a revised Section 4.1 of the form of Second Amended and Restated Certificate of Incorporation that read in its entirety as follows:

Section 4.1 Authorized Capital Stock. The Corporation is authorized to issue a total of 1,000,000,000 shares of capital stock, each with a par value of $0.0001 per share, consisting of (a) 999,000,000 shares of common stock (the “Common Stock”), and (b) 1,000,000 shares of preferred stock (the “Preferred Stock”). The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL.

Additional Information and Where to Find It

Digital World has filed with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which has been declared effective as of February 14, 2024 and the Proxy Statement in connection with the proposed business combination pursuant to Agreement and Plan of Merger, dated as of October 20, 2021 (as amended by the First Amendment to Agreement and Plan of Merger, dated May 11, 2022, the Second Amendment to Agreement and Plan of Merger, dated August 9, 2023, the Third Amendment to Agreement and Plan of Merger, dated September 29, 2023, and as it may be further amended or supplemented from time to time, the “Merger Agreement”), by and between the Company, DWAC Merger Sub Inc., a Delaware corporation (“Merger Sub”), a direct and wholly owned subsidiary of Digital World, and Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”), pursuant to which, among other transactions, Merger Sub will merge with in and into TMTG (the “Business Combination”). The Proxy Statement will be mailed to stockholders of Digital World as of the record date for voting on the Business Combination. Securityholders of Digital World and other interested persons are advised to read the Registration Statement, the Proxy Statement in connection with Digital World’s solicitation of proxies for the special meeting to be held to approve the Business Combination, and any related supplements because these documents contain important information about Digital World, TMTG and the Business Combination. Digital World’s securityholders and other interested persons will also be able to obtain copies of the Registration Statement, the Proxy Statement and any related supplements, without charge, on the SEC’s website at www.sec.gov or by directing a request to: Digital World Acquisition Corp., 3109 Grand Ave, #450, Miami, FL 33133.

Participants in Solicitation

Digital World and TMTG and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of Digital World in favor of the Business Combination. Securityholders of Digital World and other interested persons may obtain more information regarding the names and interests of Digital World’s directors and officers in the Business Combination in Digital World’s filings with the SEC, including in the Proxy Statement and any related supplements, and the names and interests of TMTG’s directors and officers in the proposed Business Combination in the Registration Statement. These documents can be obtained free of charge from the sources indicated above. TMTG and its officers and directors who are participants in the solicitation do not have any interests in Digital World other than with respect to their interests in the Business Combination.

Forward-Looking Statements

This 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between the Company and TMTG. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this 8-K, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner, by Digital World’s Business Combination deadline or at all, which may adversely affect the price of Digital World’s securities, (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of Digital World, (iii) the risk that certain ongoing or new disputes and disagreements with the sponsor or related to certain TMTG stockholders may be not resolved and delay or ultimately prevent the consummation of the Business Combination, (iv) the lack of a third-party fairness opinion in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by Digital World stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (viii) the effect of the announcement or pendency of the Business Combination on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of Digital World, (x) the outcome of any legal proceedings that may be instituted against TMTG or against Digital World related to the Merger Agreement or the Business Combination, (xi) the risk of any investigations by the SEC or other regulatory authority relating to any future financing, the Merger Agreement or the Business Combination and the impact they may have on consummating the transactions, (xii) Truth Social, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions, (xiv) the risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the future pandemics and response and geopolitical developments, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xviii) Digital World’s ability to timely comply with Nasdaq’s rules and complete the Business Combination, (xix) risks that Digital World or TMTG may elect not to proceed with the Business Combination, and (xx) those factors discussed in Digital World’s filings with the SEC, including in the Registration Statement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the “Risk Factors” section of the Registration Statement, the Proxy Statement and any related supplements, and in Digital World’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2022, as filed with the SEC on October 30, 2023 and January 9, 2024 (the “2022 Annual Report”) and in other reports Digital World files with the SEC. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Digital World (or to third parties making the forward-looking statements).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Digital World and TMTG may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Digital World nor TMTG gives any assurance that Digital World, TMTG, or the combined company, will achieve its expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Digital World Acquisition Corp.

Dated: March 4, 2024	By:	/s/ Eric Swider
	Name:	Eric Swider
	Title:	Chief Executive Officer